          [LOGO]

                                                                       EXHIBIT 3

                                                              September 10, 1999

To Our Shareholders:

    I am pleased to inform you that on September 3, 1999, Digital Link Corporation entered into an Agreement and Plan of Merger with DLZ Corp., pursuant to which DLZ Corp. is commencing a cash tender offer to purchase all of the outstanding shares of Digital Link common stock for $10.30 per share, net to the seller in cash, without interest. DLZ Corp. was formed by Vinita Gupta, Chairman of the Board, President and Chief Executive Officer of Digital Link, in connection with this offer and she is its sole shareholder. Under the agreement, the offer will be followed by a merger in which, among other things, any remaining shares of Digital Link common stock, other than shares owned by DLZ Corp. or held by shareholders who exercise dissenters' rights under the California General Corporation Code, will be converted into the right to receive $10.30 per share in cash, without interest.

    A SPECIAL COMMITTEE OF YOUR BOARD OF DIRECTORS, CONSISTING OF BOARD MEMBERS WHO ARE NOT AFFILIATED WITH DLZ CORP., AND UPON THEIR RECOMMENDATION, YOUR BOARD OF DIRECTORS:

    - HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF DIGITAL LINK,

    - HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, AND

    - UNANIMOUSLY RECOMMENDS THAT DIGITAL LINK SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its decision, the special committee and your Board of Directors gave careful consideration to a number of factors, including, among other things, the opinion of Dain Rauscher Wessels, Digital Link's financial advisor, that the consideration to be received by holders of Digital Link common stock in the offer and the merger is fair to them from a financial point of view. A more complete description of the factors considered by the special committee and the Board of Directors is set forth in the attached Solicitation/Recommendation Statement on Schedule 14D-9.

    A more complete description of the offer and the merger are set forth in the accompanying offer to purchase dated September 10, 1999, together with related materials, including a letter of transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the offer and the merger and provide instructions as to how to tender your shares. I urge you to read the enclosed material carefully before making a decision whether to tender your shares in the offer.

                                          Sincerely,

                                          Richard C. Alberding
                                          Chairman of the Special Committee
                                           of the Board of Directors